KW 3/11

13014833

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC Mail Processing Section
MAR 4 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66440

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCA Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11006 Rushmore Drive, Suite 150
(No. and Street)

Charlotte, (City) NC (State) 28277 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert G. Fontana (704) 714-2218
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farris, Cooke & Associates PA
(Name – *if individual, state last, first, middle name*)

118 S. Colonial Ave., Ste. 200, (Address) Charlotte, (City) (State) 28207 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 3/14

OATH OR AFFIRMATION

I, Robert G. Fontana, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TCA Financial Group, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public Exp 10/31/14

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TCA FINANCIAL GROUP, LLC

CONTENTS

FARRIS, COOKE & ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
118 S. COLONIAL AVENUE, SUITE 200
CHARLOTTE, NORTH CAROLINA 28207

(704) 372-9406 • FAX (704) 372-8612

INDEPENDENT AUDITORS' REPORT

To the Members
TCA Financial Group, LLC

Report on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of TCA Financial Group, LLC and Subsidiary (the Company) as of December 31, 2012 and the related consolidated statements of operations, changes in equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures

that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TCA Financial Group, LLC and Subsidiary (the Company) as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The information contained in the schedules on pages 13 to 16 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the schedules on pages 13 to 16 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the schedules on pages 13 to 16 is fairly stated in all material respects in relation to the financial statements as a whole.

Charlotte, NC
February 4, 2013

TCA FINANCIAL GROUP, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

CURRENT ASSETS:		
Cash (Note A)	$	131,437
Cash held by clearing agent (Note A)		105,971
Commissions and correspondent fees receivable with no allowance for doubtful accounts (Note A)		40,195
Prepaid expenses		18,768
TOTAL CURRENT ASSETS		296,371
PROPERTY AND EQUIPMENT, NET (Notes A and B)		-
NOTE RECEIVABLE - BROKER (Note G)		43,755
OTHER ASSETS		30,000
TOTAL ASSETS	$	370,126

LIABILITIES AND EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	2,913
Preferred dividends payable		37,500
Accrued expenses		104,369
TOTAL CURRENT LIABILITIES		144,782
COMMITMENTS AND CONTINGENCIES (Notes A, C, E, and F)		
EQUITY		
Preferred equity		350,000
Members' equity (deficit)		(124,656)
TOTAL EQUITY		225,344
TOTAL LIABILITIES AND EQUITY	$	370,126

The accompanying notes are an integral part of these financial statements.

TCA FINANCIAL GROUP, LLC

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

INCOME (Note A)	
Commissions	$ 2,044,451
Other income	312,858
TOTAL INCOME	2,357,309
EXPENSES (Notes A, C, and F)	
Employee compensation and benefits	1,627,640
Trading expenses	262,953
Communications	17,610
Occupancy and equipment rental	120,516
Marketing expense	8,068
Travel and entertainment	5,876
Professional fees	212,954
Insurance expense	47,046
Registration fees	33,750
Supplies expense	3,534
Other operating expenses	66,778
TOTAL EXPENSES	2,406,725
NET INCOME (LOSS)	$ (49,416)

The accompanying notes are an integral part of these financial statements.

TCA FINANCIAL GROUP, LLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	PREFERRED EQUITY	MEMBERS' EQUITY (DEFICIT)	TOTAL EQUITY
Balance at December 31, 2011	$ 400,000	$ (75,240)	$ 324,760
Preferred Dividends	(50,000)	-	(50,000)
Net Income (Loss)	-	(49,416)	(49,416)
Balance at December 31, 2012	$ 350,000	$ (124,656)	$ 225,344

The accompanying notes are an integral part of these financial statements.

TCA FINANCIAL GROUP, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOW FROM OPERATING ACTIVITIES:		
Net income (loss)	$	(49,416)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Net changes in operating assets and liabilities:		
Cash held by clearing agent		59,055
Commissions and correspondent fees receivable		63,500
Related party receivable		3,269
Prepaid expenses		21,971
Note receivable - broker		16,515
Other assets		(17,000)
Accounts payable		(24,620)
Accrued expenses		(43,836)
NET CASH PROVIDED BY OPERATING ACTIVITIES		29,438
CASH FLOW FROM FINANCING ACTIVITIES:		
Preferred dividends		(25,000)
NET CASH USED IN FINANCING ACTIVITIES		(25,000)
NET INCREASE IN CASH		4,438
CASH, BEGINNING		126,999
CASH, ENDING	$	131,437

The accompanying notes are an integral part of these financial statements.

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

TCA Financial Group, LLC and Subsidiary (the "Company") is a North Carolina limited liability company that provides financial advice and investment products to the Charlotte, North Carolina metropolitan area. The Company formally changed its name to TCA Financial Group, LLC effective June 30, 2012 from IJL Financial Advisors, LLC.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the operations of TCA Financial Group, LLC and its wholly-owned subsidiary, Triune Insurance Services, LLC ("TIS"). TIS provides insurance services to the Charlotte, North Carolina market. All significant intercompany transactions have been eliminated during consolidation.

BASIS OF ACCOUNTING

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and conforms to the rules and regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulation Authority ("FINRA").

CASH

The Company places its cash on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation (FDIC) temporarily increased coverage to $250,000 for substantially all depository accounts and temporarily provided unlimited coverage for certain qualifying and participating non-interest bearing transaction accounts. The increased coverage is scheduled to expire on December 31, 2013, at which time it is anticipated amounts insured by the FDIC will return to $100,000. During the year, the Company from time to time may have had amounts on deposit in excess of the insured limits. As of year end, the Company did not exceed these insured amounts.

COMMISSIONS AND CORRESPONDENT FEES RECEIVABLE

Commissions and correspondent fees receivable primarily represent amounts due from clearing organizations. No allowance has been established for uncollectible accounts as management believes all amounts will be collected.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Depreciation is provided on a straight-line basis using an estimated useful life of seven years.

INCOME TAXES

The Company has elected to be treated as a partnership as defined in the Internal Revenue Code. In lieu of the Company paying income taxes, the members of the limited liability company are taxed on their proportionate share of the Company's taxable income or deduct their share of the Company's loss. Therefore, no provisions or liability for income taxes have been included in these financial statements.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ADVERTISING

The Company expenses marketing costs as they are incurred. Marketing expense was $8,068 for the year ended December 31, 2012.

COMMISSIONS

Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

COMPENSATED ABSENCES

Employees are entitled to paid vacation, depending on length of service. It is impracticable to estimate the amount of compensation for absences and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

FAIR VALUE OF INSTRUMENTS

The Company's financial instruments are cash and cash equivalents, accounts receivable and accounts payable. The recorded values of cash and cash equivalents, accounts receivable and accounts payable approximate their values based on their short-term nature.

DATE OF MANAGEMENTS REVIEW

Subsequent events have been evaluated through February 4, 2013, the date the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of management's review substantially affect the amounts and disclosure of the accompanying financial statements.

B. PROPERTY AND EQUIPMENT

At December 31, 2012 property and equipment consists of the following:

Property and equipment	$ 75,202
Less accumulated depreciation	(75,202)
Property and equipment, net	$ -

C. OPERATING LEASES

The Company leases office space and certain equipment under operating leases expiring at various dates through 2016. Total rental expense for operating and other incidental leases amounted to approximately $121,000 for the year ended December 31, 2012. Future minimum rental payments due under these leases at December 31, 2012 are approximately as follows:

2013	$ 125,000
2014	122,000
2015	127,000
2016	10,000
	$ 384,000

D. NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to1. At December 31, 2012 the Company had net capital, as defined of $130,675 which is $80,675 in excess of its required net capital of $50,000. The Company's aggregate indebtedness was $144,782 and its net capital ratio was 1.11 to 1.

The Company qualifies for exemption from the Customer Protection Rule (Rule 15c3-3 paragraph (k)(2)).

E. OFF-BALANCE SHEET RISK

Pursuant to clearance agreements, all securities transactions are handled through clearing brokers on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company is obligated for any losses the clearing brokers may sustain from carrying securities transactions originated by the Company. In accordance with industry practice and regulatory requirements, the

Company and the clearing brokers monitor the collateral available on customers' accounts.

F. **RETIREMENT PLAN**

On January 2, 2006 the Company started the TCA Financial Group, LLC Retirement Plan ("the Plan"). The Plan is a defined contribution profit sharing plan covering substantially all of the Company's employees. The Company contributions to the Plan are determined at the discretion of the Board of Directors. Expenses for the plan were $1,503 for 2012.

G. **NOTE RECEIVABLE - BROKER**

At December 31, 2012 the Company had a note receivable from a broker of $43,755. The note is unsecured and matures on May 3, 2014. Interest is charged at 4.19% per annum. Principal and interest is payable monthly with the payment determined by the commissions earned by the broker.

H. **UNCERTAIN TAX POSITIONS**

The Company has adopted FASB ASC 740-10-25, *Accounting for Uncertainty in Income Taxes.* The Company will record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax laws and new authoritative rulings.

The Company's evaluation on December 31, 2012 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2009 through 2011 tax years remain subject to examination by the Internal Revenue Service. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

SUPPLEMENTAL SCHEDULES

FARRIS, COOKE & ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
118 S. COLONIAL AVENUE, SUITE 200
CHARLOTTE, NORTH CAROLINA 28207

(704) 372-9406 • FAX (704) 372-8612

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

To the Members
TCA Financial Group, LLC
Charlotte, North Carolina

In planning and performing our audit of the consolidated financial statements of TCA Financial Group, LLC and Subsidiary (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of the report were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Faris, Cash + Associates

Charlotte, NC
February 4, 2013

TCA FINANCIAL GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2012

TOTAL EQUITY AS REPORTED ON A NON-CONSOLIDATED BASIS	$ 223,211
DEDUCTIONS:	
Nonallowable assets:	
Other assets	(13,000)
Unsecured receivables	(60,755)
Unsecured customer debts	(13)
Prepaid expenses	(18,768)
TOTAL DEDUCTIONS	(92,536)
NET CAPITAL	$ 130,675
AGGREGATE INDEBTEDNESS:	
Accounts payable and other accrued liabilities	$ 144,782
TOTAL AGGREGATE INDEBTEDNESS	$ 144,782
MINIMUM NET CAPITAL REQUIREMENT	$ 50,000
EXCESS NET CAPITAL	$ 80,675
EXCESS NET CAPITAL AT 1500%	$ 121,023
EXCESS NET CAPITAL AT 1000%	$ 116,197
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.11 to 1

TCA FINANCIAL GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2012

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2012):

NET CAPITAL AS REPORTED IN PART II OF FOCUS REPORT	$	130,675
AUDIT ADJUSTMENTS, NET		-
NET CAPITAL	$	130,675

TCA FINANCIAL GROUP, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2012

TCA Financial Group, LLC did not hold any fully paid or excess margin securities for customers as of December 31, 2012 and this requirement for information is therefore not applicable.

<u>TCA FINANCIAL GROUP, LLC</u>

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
<u>FOR THE YEAR ENDED DECEMBER 31, 2012</u>

TCA Financial Group, LLC did not carry any balances for customers as of December 31, 2012 and is therefore exempt from this computation requirement.

FARRIS, COOKE & ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
118 S. COLONIAL AVENUE, SUITE 200
CHARLOTTE, NORTH CAROLINA 28207

(704) 372-9406 • FAX (704) 372-8612

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of TCA Financial Group, LLC and Subsidiary
11006 Rushmore Drive, Suite 150
Charlotte, NC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments {General Assessment Reconciliation (Form SIPC-7)} to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by TCA Financial Group, LLC and Subsidiary and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, solely to assist you and the other specified parties in evaluating TCA Financial Group, LLC and Subsidiary's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). TCA Financial Group, LLC and Subsidiary's management is responsible for the TCA Financial Group, LLC and Subsidiary's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including examining copies of checks and subsequent clearing on the bank statements entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers showing calculation of SIPC operating revenue and assessment calculations noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected inform SIPC-7 and in the related schedules and working papers showing calculation of SIPC operating revenue and assessment calculations supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Farris, Carlin + Associates

February 4, 2013